UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, nil par value

(Title of Class of Securities)

G73268149

(CUSIP Number)

Manuel O. Méndez

Quotient Holdings GP, LLC

1209 Orange Street

Wilmington, DE 19801

(917) 720-70181

with copies to:

Sam Badawi

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	Page 2 of 13

(1)	Names of reporting persons Quotient Holdings GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 17,020,000
	(9)	Sole dispositive power
	(10)	Shared dispositive power 17,020,000

(11)	Aggregate amount beneficially owned by each reporting person 17,020,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 80.8%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on (i) 4,035,013 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

CUSIP No. G73268149	Page 3 of 13

(1)	Names of reporting persons Quotient Holdings Newco, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 17,020,000
	(9)	Sole dispositive power
	(10)	Shared dispositive power 17,020,000

(11)	Aggregate amount beneficially owned by each reporting person 17,020,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 80.8%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

CUSIP No. G73268149	Page 4 of 13

(1)	Names of reporting persons Quotient Holdings Finance Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 17,020,000
	(9)	Sole dispositive power
	(10)	Shared dispositive power 17,020,000

(11)	Aggregate amount beneficially owned by each reporting person 17,020,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 80.8%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

CUSIP No. G73268149	Page 5 of 13

(1)	Names of reporting persons Quotient Holdings Merger Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Jersey

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 4,000,000
	(9)	Sole dispositive power
	(10)	Shared dispositive power 4,000,000

(11)	Aggregate amount beneficially owned by each reporting person 4,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 18.9%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

CUSIP No. G73268149	Page 6 of 13

Item 1. SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited, incorporated in Jersey, Channel Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Item 2.	IDENTITY AND BACKGROUND.

This statement is filed by Quotient Holdings GP, LLC, a Delaware limited liability company (“GP”), Quotient Holdings Newco, LP, a Delaware limited partnership (“Newco”), Quotient Holdings Finance Company Limited, a Cayman Island company (“Finance Co”) and Quotient Holdings Merger Company Limited, a Jersey company (“Merger Co”) (collectively, GP, Newco, Finance Co and Merger Co, the “Reporting Persons”). GP is the general partner of Newco. Finance Co is a wholly-owned direct subsidiary of Newco, and Merger Co. is a wholly-owned direct subsidiary of Finance Co.

The principal business address of the Reporting Persons is 1209 Orange Street, Wilmington, DE 19801. The principal business of Newco and Finance Co is acting as holding companies for former subsidiaries of the Issuer and Ordinary Shares. The principal business of Merger Co is acting as a holding company for Ordinary Shares and engaging in the Merger (as defined below). The principal business of GP is acting as the general partner of Newco.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

Each of the Reporting Persons was formed to facilitate a restructuring of the Issuer pursuant to the terms of a transaction support agreement (together with all exhibits, annexes and schedules thereto, the “Original TSA”), dated as of December 5, 2022, between (i) the Issuer, (ii) holders of the Issuer’s outstanding senior secured notes (the “Senior Secured Notes”) issued under that certain Indenture, dated as of October 14, 2016 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Senior Secured Notes Indenture”), by and among the Issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee, representing all holders of the Senior Secured Notes and (iii) holders of the Issuer’s convertible notes (the “Convertible Notes”) issued under that

CUSIP No. G73268149	Page 7 of 13

certain Indenture, dated as of May 26, 2021 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Convertible Notes Indenture”), by and among the Issuer, the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee, representing more than 99% of all holders of the Convertible Notes (such holders of the Senior Secured Notes and Convertible Notes, collectively, the “Consenting Noteholders”), and (iii) the guarantors party to the Senior Secured Notes Indenture and the Convertible Notes Indenture, whereby the Consenting Noteholders agreed to support a restructuring of the Issuer’s balance sheet. The Original TSA was amended and restated on January 9, 2023 (the “A&R TSA”) to update and modify certain steps effectuating the transactions pursuant to which the Issuer underwent a comprehensive restructuring of its balance sheet (collectively, the “Transactions”).

In accordance with the terms of the A&R TSA, on January 9, 2023, the holders of Convertible Notes transferred an aggregate of $2,493,750 Convertible Notes to Newco in exchange for equity purchase rights of Newco. The Omnibus Transaction Agreement required that the transferred Convertible Notes then be immediately transferred from NewCo to Finance Co. in exchange for equity of Finance Co., a portion thereof be transferred from Finance Co. to Merger Co in exchange for equity of Merger Co., and then from Finance Co. and Merger Co. to the Issuer in exchange for preferred stock of the Issuer to Finance Co. and Merger Co.

On January 10, 2023, in accordance with the A&R TSA, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 15, 2023 the Bankruptcy Court confirmed the Issuer’s plan of reorganization (the “Bankruptcy Plan”) and on February 16, 2023, and in accordance with the terms of the Bankruptcy Plan, (i) the Issuer, Newco, Finance Co., GP, Merger Co, each direct and indirect subsidiary of the Issuer and the Consenting Noteholders entered into a Master Transaction Agreement (the “Master Transaction Agreement”), (ii) the Issuer, Newco and Finance Co entered into a Business and Asset Transfer Agreement (the “BTA”), (iii) the Issuer effected the transactions contemplated by the Master Transaction Agreement and the BTA and emerged from bankruptcy protection, and (iv) the Bankruptcy Plan went effective.

Pursuant to the A&R TSA, Bankruptcy Plan, the Master Transaction Agreement and the BTA, on February 16, 2023, a series of transactions occurred which resulted in the Convertible Notes and Senior Secured Notes being transferred to Merger Co and Finance Co and then immediately to the Issuer and extinguished and the Issuer issuing 13,020,000 Ordinary Shares to Finance Co and 4,000,000 Ordinary Shares to Merger Co, resulting in Newco indirectly owning approximately 81% of the outstanding Ordinary Shares of the Issuer, and all of the subsidiaries of the Issuer becoming indirect wholly-owned subsidiaries of Newco. The limited partnership interests in Newco are held by certain of the Consenting Noteholders. The A&R TSA, Bankruptcy Plan, and Master Transaction Agreement further provide that as soon as practicable following the effective date, the Issuer, Finance Co and Merger Co will enter into a merger agreement that will result in the Issuer merging with Merger Co and becoming a wholly-owned indirect subsidiary of Newco (the “Merger”). The Master Transaction Agreement provides that the parties thereto will cooperate as reasonably necessary or desirable to consummate the Merger as soon as possible. Upon completion of the Merger, the Issuer is expected to terminate the registration of its equity securities under the Securities Exchange Act of 1934, as amended.

CUSIP No. G73268149	Page 8 of 13

The foregoing descriptions of the A&R TSA, the Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R TSA (including the exhibits thereto), Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA, copies of which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

(c) Except than as described in Item 4, the Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 is incorporated herein by reference.

Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Transaction Support Agreement, as amended and restated (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

CUSIP No. G73268149	Page 9 of 13

Exhibit 99.3	Omnibus Transaction Agreement (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.4	Master Transaction Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Relative Value Partners, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners L.P., and Whitebox GT Fund, LP, with respect to the securities of Quotient Limited on February 21, 2023).

Exhibit 99.5	Business and Asset Transfer Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Relative Value Partners, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners L.P., and Whitebox GT Fund, LP, with respect to the securities of Quotient Limited on February 21, 2023).

CUSIP No. G73268149	Page 10 of 13

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: February 27, 2023

Quotient Holdings GP, LLC

By:	/s/ Manuel O. Méndez
Name:	Manuel O. Méndez
Title:	Director

Quotient Holdings Newco, LP
By: Quotient Holdings GP, LLC, its General Partner

By:	/s/ Manuel O. Méndez
Name:	Manuel O. Méndez
Title:	Director of Quotient Holdings GP, LLC

Quotient Holdings Finance Company Limited

By:	/s/ Manuel O. Méndez
Name:	Manuel O. Méndez
Title:	Chief Executive Officer

Quotient Holdings Merger Company Limited

By:	/s/ Manuel O. Méndez
Name:	Manuel O. Méndez
Title:	Director

CUSIP No. G73268149	Page 11 of 13

Schedule A

The following sets forth the name, position/principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of Quotient Holdings GP, LLC:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Manuel O. Méndez	Director	Chief Executive Officer of Quotient Limited and Quotient Holdings Finance Company Limited	United States	c/o The Corporation Trust Company 1209 Orange Street Wilmington, DE 19801
Bradley Meyer	Director	Partner, Ducera Partners LLC	Australia	c/o The Corporation Trust Company 1209 Orange Street Wilmington, DE 19801

Quotient Holdings Newco, LP is managed by Quotient Holdings GP, LLC and does not have any directors or executive officers. The information included in Item 2 of this Schedule 13D regarding Quotient Holdings GP, LLC is incorporated herein by reference.

The following sets forth the name, position/principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of Quotient Holdings Finance Company Limited:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Manuel O. Méndez	Chief Executive Officer and Director	Chief Executive Officer of Quotient Limited and Quotient Holdings Finance Company Limited	United States	Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106
Bradley Meyer	Director	Partner, Ducera Partners LLC	Australia	Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106

CUSIP No. G73268149	Page 12 of 13

The following sets forth the name, position/principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of Quotient Holdings Merger Company Limited:

Name	Position and Present Principal Occupation	Present Principal Occupation	Citizenship	Business Address
Manuel O. Méndez	Director	Chief Executive Officer of Quotient Limited and Quotient Holdings Finance Company Limited	United States	PO Box 536 13-14 Esplanade St Helier JE4 5UR, Jersey
Bradley Meyer	Director	Partner, Ducera Partners LLC	Australia	PO Box 536 13-14 Esplanade St Helier JE4 5UR, Jersey
James H. Gaudin	Director	Partner, Appleby	United Kingdom	PO Box 536 13-14 Esplanade St Helier JE4 5UR, Jersey